Adorys Velazquez avelazquez@velaw.com

Tel 212.237.0036 Fax 917.849.5352

November 10, 2011

Via EDGAR and Federal Express

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP
Amendment No. 1 to Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-175826

Ladies and Gentlemen:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), each of which has been marked to show changes made since the filing of Amendment No. 1 to the Registration Statement, filed with the Commission on September 9, 2011 (“Amendment No. 1”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2011 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold italicized type the Comments exactly as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to the courtesy copy of Amendment No. 2. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission November 10, 2011	Page 2

General

1. We note your response to our prior comments 1, 2, 8, 15, 17, and 20 from our letter dated August 22, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than those allowed by Rule 430A, including information regarding the price range.

Response:

The Registrant acknowledges the Staff’s comment. Set forth below are updated responses to the noted comments from the Staff’s letter dated August 22, 2011.

•

Comment 1 – The Registrant acknowledges the Staff’s comment and reaffirms that it will provide disclosure regarding its independent director and board committee composition and will include such disclosure in the Registration Statement when known.

•

Comment 2 – The Registrant notes that it has filed exhibits 3.3, 5.1, 8.1, 10.3, 10.6, 21.1 and 23.1 with Amendment No. 2. The Registrant further acknowledges that it will file executed versions of exhibits 5.1 and 8.1 (in the form filed with Amendment No. 2) prior to effectiveness of the Registration Statement. The Registrant will fill in all blanks other than those allowed by Rule 430A, including information regarding the price range, with sufficient time to allow the Staff to review prior to effectiveness.

•

Comment 8 – The Registrant has provided in Amendment No. 2 a table indicating what quarterly distributions would have been for the most recent four fiscal quarters. As requested by the Staff in its prior Comment 8, the Registrant will provide the Staff with quantifications of any shortfalls once all blanks other than those allowed by Rule 430A have been filled into the Registration Statement.

•	Comment 15 – The Registrant acknowledges the Staff’s comment and will include such disclosure in the Registration Statement when known.

•

Comment 17 – The Registration Statement has been revised to state that the Registrant expects that, going forward, Mr. Glendon and the board of directors of the Registrant’s general partner will seek to satisfy objectives similar to those of the Registrant’s executive compensation program by instituting a new incentive compensation program, but that such a program will not be designed or implemented until an undetermined time after the consummation of the initial public offering (the “IPO”). Please see page 159 of Amendment No. 2.

•	Comment 20 – The Registrant has filed exhibit 8.1 with Amendment No. 2.

Securities and Exchange Commission November 10, 2011	Page 3

2. We note your response to our prior comment 4. Please provide for our review a copy of the road show slide presentation prior to first use. Please see Item 19 of Industry Guide 5.

Response:

The Registrant will provide the road show slide presentation to the Staff with sufficient time to review prior to first use.

3. We note your response to our prior comment 5, and your statement that Axel Johnson should not be identified as an underwriter, in part, because it will not participate in the distribution of the common units in the initial public offering. However, it appears that Axel Johnson will participate in such distribution. In that regard, we note that Axel Johnson is the entity that will initially contribute to Sprague Holdings the ownership interests in your predecessor. We also note your disclosure at page 14 that Sprague Holdings has informed you that it intends to distribute the net proceeds received by it from its sale of the common units, together with any proceeds received from you that are attributable to an exercise of the underwriters’ option to purchase additional common units, to Axel Johnson. Please revise your filing to identify Axel Johnson as a statutory underwriter.

Response:

The Registration Statement has been revised to identify Axel Johnson as a statutory underwriter. Please see the prospectus front cover and pages 14, 48, 172 and 222 of Amendment No. 2.

Use of Proceeds, page 47

4. We note your response to our prior comment 7. We note that you intend to use the net proceeds to reduce amounts outstanding under the working capital facility of your new credit agreement and that you will then borrow under the working capital facility during the sixty days following the closing of the offering an amount at least equal to the net proceeds of this offering to finance your working capital requirements. Please expand your disclosure to discuss in this section in necessary detail your anticipated working capital requirements for which you will use such amounts from your working capital facility.

Response:

The Registrant enters its seasonal peak period during the fourth quarter of each year, during which inventory, accounts receivable and debt levels increase. As the Registrant moves out of the winter season at the end of the first quarter of the following year, inventory is reduced, accounts receivables are collected and converted into cash and debt is paid down. The Registration Statement has been revised to state that amounts drawn under the working capital facility will be used to acquire inventory and to refinance accounts receivable (up to $46.9 million) and that, as of November 30, 2011, after giving effect to the transactions related

Securities and Exchange Commission November 10, 2011	Page 4

to the IPO, the Registrant estimates that it would have approximately $87.9 million of remaining available borrowing capacity under the working capital facility, which it expects, together with cash flow from operations, will be sufficient to cover working capital needs until inventory is sold for cash and debt is paid down. Please see page 47 of Amendment No. 2.

5. We note your revised disclosure at page 47 that all of the net proceeds from the exercise of the overallotment option will be distributed to Sprague Holdings, in whole or in part as reimbursement for certain capital expenditures made by Sprague Holdings with respect to the assets contributed to you. Please revise your filing to clarify the consideration to be given to Sprague Holdings with respect to the contribution of the assets to you. For example, please tell us why you have used the term “in whole or in part” with respect to reimbursement, as this suggests that you may need to provide additional consideration to Sprague Holdings.

Response:

The Registration Statement has been revised to remove the term “in whole or in part” to clarify that the Registrant will not provide additional consideration to Sprague Holdings. Please see pages 10, 14 and 47 of Amendment No. 2.

Unaudited Pro Forma Cash Available for Distribution, page 55

6. We note your response to our prior comment 9. If the registrant (1) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated “minimum” “quarterly” distribution for the indicated period or (2) did so but expects potential shortfalls in certain periods, revise all related disclosure to make this clear.

Response:

The Registration Statement has been revised to clarify that the Registrant did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to pay the minimum quarterly distribution on all of its common units, subordinated units and the general partner interest during the forecast period. Please see pages 24 and 59 of Amendment No. 2.

Assumptions and Considerations, page 61

7. We note your response to our prior comment 12, and your statement that you have concluded that a sensitivity analysis with respect to the effect of commodity prices on your ability to make minimum quarterly distributions would not be helpful to an investor. We also note your response with respect to the limits on your commodity price exposure as a result of your hedging strategy. With a view toward disclosure, please provide us with such a sensitivity analysis that assumes that you have your hedging arrangements in place, to the extent that such hedging arrangements are known.

Securities and Exchange Commission November 10, 2011	Page 5

Response:

If commodity prices increase by 20%, the Registrant estimates that cash available for distribution for the twelve months ending December 31, 2012 would decrease by approximately $0.7 million, or 1.9%. Conversely, if commodity prices decrease by 20%, the Registrant estimates that cash available for distribution for the twelve months ending December 31, 2012 would increase by approximately $0.9 million, or 2.4%. For these analyses, the Registrant assumed that gross margins remain unchanged and that any decrease/increase in cash available for distribution will be driven only by an increase/decrease in working capital costs caused by the assumed higher/lower commodity prices. However, the Registrant expects that if a price change of this magnitude were to be sustained over a period of time, the Registrant’s gross margins would also adjust to compensate for the change in financing costs, thereby limiting the impact on the Registrant’s cash available for distribution. Given the immaterial impact of such a significant price fluctuation on cash available for distribution, the Registrant respectfully submits that disclosure thereof would not be helpful to an investor.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations

Results of Operations, page 90

8. We note your response to our prior comment 13. It does not appear that you have revised your disclosure to provide additional detail explaining income statement variances between periods. Please revise to provide additional detail describing and quantifying the factors cited as causing material changes to each of your financial statement line items.

Response:

The Registration Statement has been revised to provide additional detail explaining income statement variances between periods. Please see pages 90 through 101 of Amendment No. 2.

Unaudited Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page F-8

9. We note your response to our prior comment 22 and your revised pro forma adjustment (i) which discloses the pro forma interest rates used for the six months ended June 30, 2011 and the year ended December 31, 2010 as 6.0% and 5.1%, respectively. Please tell us and disclose how these interest rates reconcile to the assumed interest rate of 2.7% in footnote (5) to the pro forma cash available for distribution table on page 57 of your filing regarding your adjustment for borrowings to finance expansion capital expenditures.

Securities and Exchange Commission November 10, 2011	Page 6

Response:

The revised interest rates shown in adjustment (i) on page F-8 of 6.5% and 5.4% for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively, represent an annualized all-in interest rate applicable to borrowings under both the Registrant’s working capital facility and the acquisition facility. Such all-in interest rate includes commitment fees, interest rate swap gains and losses and deferred financing fees. The majority of these borrowings during these time periods occur under the Registrant’s working capital facility. The Registration Statement has been revised to clarify that the interest rates shown in adjustment (i) are blended interest rates that include commitment fees, interest rate swap gains and losses and deferred financing fees. Please see page F-8 of Amendment No. 2.

The Registrant notes that the interest rate of 2.74% in footnote (5) to the pro forma available cash for distribution represents the interest rate that would be associated with borrowings to fund expansion capital expenditures, which the Registrant believes would be made under its acquisition facility. The applicable rate for such incremental borrowings under the acquisition facility would be the LIBOR rate (assumed to be 0.24%) plus the assumed applicable specified margin of 2.50%, equaling 2.74%. The Registration Statement has been revised to clarify that such borrowings are under the acquisition facility. Please see page 57 of Amendment No. 2.

10. We note your response to our prior comment 24. Please expand footnote (j) to your pro forma financial statements and the introductory language provided on page F-2 to state that these pro forma financial statements are not indicative of future results because of the exclusion of various operating expenses.

Response:

The Registration Statement has been revised to state that the pro forma financial statements are not indicative of future results because of the exclusion of various operating expenses. Please see pages F-2 and F-8 of Amendment No. 2.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-28

11. We note your response to our prior comment 28. Based on your response, it is not clear why the line item “fair value of derivative instruments” is presented as a component of “changes in assets and liabilities.” In connection with your response, please also tell us how you apply the guidance per FASB ASC 230-10-45-27 with regard to your interest rate swaps.

Securities and Exchange Commission November 10, 2011	Page 7

Response:

Net income includes the effects of derivative instruments settled during the period, as well as changes in fair value during the period. Because the Registrant uses derivative instruments to manage the Predecessor’s exposure to commodity price fluctuations in refined products and natural gas, such effects (changes in fair value of these derivative instruments, as well as the impact of derivatives settled during the period) are included in cost of goods sold and are part of the Predecessor’s operating cash flows. The change in fair value attributable to commodity derivative instruments outstanding at the end of the period, which represent cash payments expected to be made or received upon the settlement of these open commodity derivative instruments, based upon the fair value of these instruments at the end of each period, is appropriately reflected in the Statement of Cash Flows as an adjustment of net income as a component of “changes in assets and liabilities”.

The Registrant notes that the line item “fair value of derivative instruments” excludes the change in the fair value of interest rate swap derivative instruments (assets and liabilities) outstanding at the end of each period. Such interest rate swap derivative instruments have been designated as cash flow hedges and changes in the fair value of interest rate swap derivative instruments (assets and liabilities) outstanding at the end of each period are recorded in the Consolidated Statements of Stockholder’s Equity as other comprehensive income, net of tax, and are not an adjustment item to the Consolidated Statements of Cash Flows. In the month the interest rate swaps are settled, any swap gain or loss is recorded as a decrease or increase to interest expense in the Consolidated Statements of Income which becomes a component of net cash from operating activities in the Consolidated Statements of Cash Flows. This matches the cash flows of the interest rate swaps with the cash flows from interest expense for the interest rates being hedged.

The Registration Statement has been revised by changing the description of the line item in the Consolidated Statements of Cash Flows from “fair value of derivative instruments” to “fair value of commodity derivative instruments” to clarify the nature of the adjustment.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition and Costs of Products Sold, page F-31

12. We note your response to our prior comment 31. We did not note a discussion of any items that may be dilutive to your sales revenue (e.g., discounts, returns, allowances, etc) as part of your revised policy disclosure. Please revise.

Response:

The Registration Statement has been revised as requested to include a discussion of items that may be dilutive to sales revenue. Please see page F-32 of Amendment No. 2.

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Securities and Exchange Commission November 10, 2011	Page 8

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0036 or Catherine Gallagher of the same firm at (202) 639-6544.

Very truly yours,

/s/ Adorys Velazquez
Adorys Velazquez

Cc:	Caroline Kim (Commission)
Laura Nicholson (Commission)
Paul A. Scoff (Registrant)
Gary Rinaldi (Registrant)
Joshua Davidson (Baker Botts L.L.P.)
Catherine Gallagher (Vinson &Elkins L.L.P.)